Functional Brands Inc.

6400 SW Rosewood Street

Lake Oswego, Oregon 97035

February 14, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Functional Brands Inc.
Registration Statement on Form S-1, File No. 333-284180

REQUEST FOR ACCELERATION OF EFFECTIVENESS

Requested Date: February 14, 2025

Requested Time: 4:30 p.m., Eastern Time

Ladies and Gentlemen:

Functional Brands Inc. (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-1, as amended (File No. 333-284180), be accelerated pursuant to Rule 461 under the Securities Act of 1933, as amended, so that it is declared and becomes effective at 4:30 p.m. Eastern Time on Friday, February 14, 2025, or as soon thereafter as possible.

Please contact our counsel, Jorge Campos of Lucosky Brookman LLP at (732) 395-4513 with any questions you may have regarding this request. In addition, the Company requests that you kindly notify Mr. Campos by telephone when this request for acceleration has been granted.

Sincerely yours,

Functional Brands Inc.

/s/ Eric Gripentrog
Eric Gripentrog
Chief Executive Officer